SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

CAMP4 THERAPEUTICS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

13463J101

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 8th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,715,972 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,715,972 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,972 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 1,603,779 shares of Common Stock (as defined in Item 1 below) held of record by PP VII (as defined in Item 2(a) below) and (ii) 112,193 shares of Common Stock held of record by PEF VII (as defined in Item 2(a) below). PMC VII (as defined in Item 2(a) below) is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members (as defined in Item 2(a) below), including Mr. Nashat (as defined in Item 2(a) below) who is a member of the Issuer’s board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of the Issuer’s Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Issuer’s prospectus on Form 424(b)(4) and filed with the Securities and Exchange Commission (“Commission”) on October 11, 2024 (the “Prospectus”).

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,603,779 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,603,779 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,779 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by PP VII. PMC VII is the general partner of PP VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer’s board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,193 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,193 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,193 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by PEF VII. PMC VII is the general partner of PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer’s board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Polaris Partners GP X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of 909,090 shares of Common Stock held of record by PP X (as defined in Item 2(a) below). PPGP X (as defined in Item 2(a) below) is the general partner of PP X may be deemed to have voting, investment and dispositive power with respect to these securities. Each of Ms. Schulman and Mr. Chee (both as defined in Item 2(a) below) are the managing members of PPGP X. Mr. Nashat, a member of the Issuer’s board of directors, holds an interest in PPGP X. Each of the PPGP X Managing Members (as defined in Item 2(a) below) and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Polaris Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer’s board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,062 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,062 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,062 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,603,779 shares of Common Stock held of record by PP VII, (ii) 112,193 shares of Common Stock held of record by PEF VII, and (iii) 909,090 shares of Common Stock held of record by PP X. PMC VII is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer’s board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer’s board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer’s board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

1	NAMES OF REPORTING PERSONS Amy Schulman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,090 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,090 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,090 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer’s board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 19,505,119 shares of Common Stock outstanding after the Issuer’s initial public offering (excluding the underwriters’ option to purchase an additional 1,023,000 shares), as reported in the Prospectus.

CUSIP No. 13463J101	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of CAMP4 Therapeutics Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA, 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Polaris Management Co. VII, L.L.C. (“PMC VII”), Polaris Partners VII, L.P. (“PP VII”), Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”), Polaris Partners GP X, L.L.C. (“PPGP X”), Polaris Partners X, L.P. (“PP X”, and together with PMC VII, PP VII, PEF VII and PPGP X, the “Reporting Entities”), Amir Nashat (“Mr. Nashat”), Amy Schulman, (“Ms. Schulman”) and Brian Chee (“Mr. Chee”, and together with Mr. Nashat and Ms. Schulman, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” PMC VII is the general partner of each of PP VII and PEF VII. David Barrett, Mr. Chee, Mr. Nashat, a member of the Issuer’s board of directors (the “Board”), and Bryce Youngren (the “PMC VII Managing Members”) are the managing members of PMC VII and Ms. Schulman holds an interest in PMC VII. PPGP X is the general partner of PP X. Mr. Chee and Ms. Schulman are the managing members of PPGP X (the “PPGP X Managing Members”) and Mr. Nashat holds an interest in PPGP X. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is One Marina Park Drive, 8th Floor, Boston, MA 02210.

(c) PP VII, PEF VII and PP X are each a venture capital investment entity. PMC VII and PPGP X are the general partners of the venture capital investment entities. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Nashat, a member of the Issuer’s board of directors, is a managing member of PMC VII and interest holder in PPGP X. Ms. Schulman is an interest holder in PMC VII and a PPGP X Managing Member. Mr. Chee is a managing member of each of PMC VII and PPGP X.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of PMC VII and PPGP X is a limited liability company organized under the laws of the State of Delaware. Each of PP VII, PEF VII and PP X is a limited partnership organized under the laws of the State of Delaware. Each of Mr. Nashat, Ms. Schulman and Mr. Chee are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In June 2016, April 2017 and July 2017, PP VII purchased an aggregate of 6,402,127 shares of the Issuer’s Series Seed convertible preferred stock for a purchase price of $1.00 per share and an aggregate purchase price of $6,402,127.00.

In June 2016, April 2017 and July 2017, PEF VII purchased an aggregate of 447,873 shares of the Issuer’s Series Seed convertible preferred stock for a purchase price of $1.00 per share and an aggregate purchase price of $$447,873.00.

In March 2021, in connection with the sale of the Issuer’s Series A Prime convertible preferred stock, the Issuer effected a recapitalization (the “Recapitalization”), pursuant to which all outstanding Series Seed convertible preferred stock were converted into shares of Series A Prime Convertible Preferred Stock at a rate of 1.51121 shares of Series A Prime Convertible Preferred Stock for every one share of Series Seed convertible preferred stock and all outstanding shares of Series A Convertible Preferred Stock were converted into shares of Series A Prime Convertible Preferred Stock at a rate of 1.51996 shares of Series A Prime Convertible Preferred Stock for every one share of Series A Convertible Preferred Stock.

In March 2021, in connection with the Recapitalization, PP VII purchased 38,969,386 shares of the Issuer’s Series A Prime Convertible Preferred Stock for a purchase price of $0.2120 per share and an aggregate purchase price of approximately $8,261,509.87.

In March 2021, in connection with the Recapitalization, PEF VII purchased 2,726,182 shares of the Issuer’s Series A Prime Convertible Preferred Stock for a purchase price of $0.2120 per share and an aggregate purchase price of approximately $577,950.53.

In May 2021, the Issuer effected a reverse stock split (the “2021 Reverse Stock Split”), in which each 4.7163 shares of the Issuer’s then-outstanding Common Stock and Series A Prime Convertible Preferred Stock became one share of its Common Stock and Series A Prime Convertible Preferred Stock, respectively.

After the 2021 Reverse Stock Split, PP VII directly held 8,262,703 shares of Series A Prime Convertible Preferred Stock and PEF VII directly held 578,034 shares of Series A Prime Convertible Preferred Stock.

In June 2022, PP VII purchased 3,967,234 shares of the Issuer’s Series B convertible preferred stock for a purchase price of $1.4724 per share and an aggregate purchase price of approximately $5,841,355.34.

In June 2022, PEF VII purchased 277,536 shares of the Issuer’s Series B convertible preferred stock for a purchase price of $1.4724 per share and an aggregate purchase price of approximately $408,644.01.

On October 15, 2024, upon the closing of the Issuer’s initial public offering (the “Offering”), each share of Series A Prime Convertible Preferred Stock and each share of Series B convertible preferred stock automatically converted into shares of the Common Stock on a 11.2158-for-one basis without payment of additional consideration (the “Conversion”).

On October 15, 2024, PP X purchased 909,090 shares of the Common Stock, in connection with the Offering, for a purchase price of $11.00 per share and an aggregate purchase price of $9,999,990.00 (the “Purchase”).

Following the Conversion and the Purchase, each of PP VII, PEF VII and PP X directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by each of PP VII, PEF VII and PP X using investment funds provided to each of PP VII, PEF VII and PP X by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Nashat is a member of the Issuer’s board of directors. In addition, Mr. Nashat, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of PP VII, PEF VII and PP X (the “Funds”), the respective limited and general partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series B convertible preferred stock, PP VII, PEF VII and certain of the Issuer’s other investors entered into a Third Amended and Restated Investors’ Rights Agreement, dated June 3, 2022, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-282241) declared effective by the Commission on October 10, 2024 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of PP VII, PEF VII, PP X and Mr. Nashat have entered into lock-up agreements, pursuant to which each of PP VII, PEF VII, PP X and Mr. Nashat have agreed, subject to certain exceptions, not to offer, sell or otherwise transfer or otherwise dispose of any of the Issuer’s securities, without the prior written consent of J.P. Morgan and Leerink Partners, held by each of PP VII, PEF VII and PP X for 180 days following the date of the prospectus for the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Mr. Nashat, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2024 Equity Incentive Plan (the “Option Plan”), and the Issuer’s non-employee director compensation policy (the “Compensation Plan”). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Option Plan and Compensation Policy, which are filed as Exhibit 4 and Exhibit 5, respectively, to this Statement and incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Nashat. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Nashat for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Nashat in any action or proceeding arising out of his respective services as directors. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 22, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2	Third Amended and Restated Investors’ Rights Agreement, dated as of June 3, 2022 (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on September 20, 2024 (SEC File No. 333-282241) and incorporated herein by reference).

Exhibit 3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit D to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 26, 2024 (SEC File No. 333-282241) and incorporated herein by reference).

Exhibit 4	2024 Equity Incentive Plan and associated forms (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 7, 2024 (SEC File No. 333-282241) and incorporated herein by reference).

Exhibit 5	Non-Employee Director Compensation Policy (filed as Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 7, 2024 (SEC File No. 333-282241) and incorporated herein by reference).

Exhibit 6	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 26, 2024 (SEC File No. 333-282241) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

POLARIS PARTNERS VII, L.P.
By:	Polaris Management Co. VII, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: Attorney-In-Fact

POLARIS ENTREPRENEURS’ FUND VII, L.P. By: Polaris Management Co. VII, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: Attorney-In-Fact

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: Attorney-In-Fact

POLARIS PARTNERS X, L.P. By: Polaris Partners GP X, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: General Counsel

POLARIS PARTNERS GP X, L.L.C.

By:	/s/ Lauren Crockett
Name: Lauren Crockett
Title: General Counsel

AMIR NASHAT

By:	*
Authorized Signatory

BRIAN CHEE

By:	*
Authorized Signatory

AMY SCHULMAN

By:	*
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Statement was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]